Donald Mitchell Brown Esq.
McMullen Associates, LLC
Securities and Business Law
www.McMullenAssociates.com
PH: 1(704) 541.2649 – FAX: 1(704) 541.4751

April 21th, 2011

VIA EDGAR

Scott Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re: Registration Statement on Form S-1 Amendment No. (1) for Unique Underwriters, Inc.

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) and the other registrants named in the S-1Registration Statement (defined below) (collectively, the “Registrants”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated April 12, 2011. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated April 12, 2011 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Registrants’ responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1. Please apply to this registration statement all relevant comments in our letter dated April 12, 2011 regarding registration statement file number 333-172850 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement. Please also resolve all comments regarding registration statement file number 333-172850 prior to requesting acceleration of this registration statement.

Response: The Registrants acknowledge the Staff’s comment and the Registrants advise the Staff that they are responding to the Staff’s comment letter dated April 12th, 2011 (the “S-1 SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (file number 333-172850) in a letter dated as of the date hereof. The Registrants have reproduced the Staff’s comments to the S-1 SEC Comment Letter below, with a statement indicating how and where the Registrants have applied each of these comments to the S-1 Registration Statement.

We are acknowledging that:

•                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•          The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•          We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment Responses:

1.      Following your Calculation of Registration Fee table, you have included paragraphs numbers (3) and (4) which each reference the exercise of outstanding warrants. However, your disclosure in the registration statement does not discuss any such warrants and you have not included a reference for (3) or (4) in your fee table. If you are seeking to register outstanding warrants or shares underlying outstanding warrants, please revise your table to include a reference for (3) and (4) and expand your disclosure to describe the warrants in your registration statement, including the terms thereof, the private placement in which they were issued, and corresponding financial statement disclosure. If you are not seeking to register warrants or shares underlying warrants, please remove these footnotes from this table.

RESPONSE: Removed

2.      Throughout the registration statement you disclose that the selling shareholders are selling shares of your common stock and various different fixed prices per share, including at $0.085 (fee table), $0.02 (cover page and page 8), $0.001 (cover page) and $0.15 (pages4, 8 and 10) per share of common stock, which all have the same identical terms. Since you are offering only one type of security, it is not appropriate to have more than one fixed price for your shares of common stock. Please advise your disclosure throughout to consistently disclose the single fixed price at which your selling shareholders will sell shares of your common stock until such shares are quoted on the OTC Bulletin Board.

RESPONSE: The selling shareholders may sell shares of our common stock at a fixed price of $.15 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

3.      You disclose that “after the date of this prospectus, we expect to have an application filed with the Financial Industry Regulator Authority for our common stock to eligible for trading on the OTC Bulletin Board.” Please expand this disclosure to clarify that you have not yet filed an application and disclose when you expect to file this application with FINRA.

RESPONSE: After the date of this prospectus, we expect to have an application filed with the Financial Industry Regulatory Authority for our common stock to eligible for trading on the OTC Bulletin Board. Until our common stock becomes eligible for trading on the OTC Bulletin Board, the selling security holders will be offering our shares of common stock at a fixed price of $0.15 per common share. The company is in the process of completing the Form 211 application with Spartan Securities Group, LTD 100 2nd Avenue South, 300N St Petersburg, Florida 33701. We expect to file our Form 211 application with FINRA in May, 2011.

Prospectus Summary, page 4

4.      Please provide a brief description in this summary and a more comprehensive description in your Description of Business beginning on page 13 and notes to financial statements on page 20, of the products you are offering. For example, please define mortgage protection insurance and final expense insurance, the types of annuities you offer, e.g. fixed, variable or equity-indexed, and disclose the other life insurance products you sell and the percentage of your revenues which each product represented.

RESPONSE: Our Products include:

84% Term and 7% UL/Whole Mortgage life insurance is a form of life insurance that will cover the cost of the mortgage in the event of policy holder’s death, so that his/her family doesn't have to worry about paying it off without the aid of primary income. Life insurance can be used for a variety of purposes, such as: providing for your spouse and children, paying off your mortgage and other debts, transferring wealth or business interests, accumulating cash on a tax advantaged basis, achieving estate tax liquidity, saving money for college expenses or retirement or other life events. Disability Insurance pays the insured a monthly benefit if he/she becomes disabled, as a result of an accident or disease, and cannot perform the duties of their own job.

7% Final expense insurance is an insurance policy used to pay for funeral services and a burial when the named insured dies. Such a policy helps ease the financial burden placed on a family when a loved one dies. It is no different than a traditional life insurance policy with a small monetary value. Final expense insurance allows the named insured to feel safe knowing that funeral-related expenses are covered regardless of the status of their estate at the time of death.

2% Annuities provide tax-deferred growth, liquidity, and income options, plus a death benefit that may bypass the costs and delays of probate. An annuity could be right for you if: a) prefer to delay your taxes to a later date; b) are already contributing all you can to your IRA or qualified plan; c) are comfortable that you won't need extra money immediately; d) prefer a minimum guaranteed interest rate. We have an array of products that include fixed indexed annuities that are based on the performance of an Index, which provides you with all the upside potential and none of the downside risk of the market.

5.      You state that you are a “profitable company,” that you “have sufficient revenues to sustain operations,” and you “expect to continue to generate revenue sufficient to cover [your] expenses, and to continue to allocate profits for growth.” However, your financial statements indicate that your total expenses to date have exceeded your revenues, resulting in a net loss of $281,922 as of December 31, 2010 and your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please delete each of the statements referenced above and the similar statements on pages 6, 13, 33 and elsewhere throughout the registration statement.

RESPONSE: Removed

6.      Please provide us with the basis of your assertion that you expect to continue to as to grow indefinitely. Alternatively, delete this statement.

RESPONSE: Removed

7.      Please revise your disclosure here and in the section entitled Selling Security Holders to indicate that the $600,000 you have raised through the sale of your common stock was received through private placements and state when these private placements took place.

RESPONSE: The selling shareholders named in the table titled 'Selling Shareholders' are offering all of the shares of common stock offered through this prospectus. The company raised $697,819.75through sale of its common stock in (2) Regulation D 506 offerings in June 2010 and August 2010.

8.      Consistent with the comment above concerning your disclosure regarding the fixed price of the common stock in the “Cover Page” section above, please revise your disclosure to clarify that you are conducting one resale offering of your shares of common stock at one fixed price.

RESPONSE: The selling shareholders may sell shares of our common stock at a fixed price of $.15 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Risk Factors, page 5

9.      Please revise your disclosure to remove the phrase “known and unknown,” as you are expected to identify and disclose all material risks and it is not appropriate to imply to investors that there are material risks that you are unaware of.

RESPONSE: Removed

10.   As disclosed on page 16, your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please include a separate risk factor disclosing this information and its consequences in terms of your ability to raise capital or borrow money.

RESPONSE: Management’s plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate the Company’s working deficiency, and 2) implement a plan to generate sales. The Company’s continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management’s plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

“The Company has a limited operating history upon which to base an evaluation of its business and prospects. . . ,” page 5

11.   Please note in this risk factor that, to date, your total expenses have exceeded your revenues and disclose your net loss and your accumulated deficit.

RESPONSE: THE COMPANY HAS A LIMITED OPERATING HISTORY UPON WHICH TO BASE AN EVALUATION OF ITS BUSINESS AND PROSPECTS. WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO GROW OUR BUSINESS AND TO EARN INCREASED REVENUES. TO DATE OUR TOTAL EXPENSES HAVE EXCEEDED OUT TOAL REVENUE WITH NET LOSSES TO DATE OF ($281,922) AND TOTAL DEFICITS OF ($376,538). AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART YOUR ENTIRE INVESTMENT.

“Our Operating Results will be volatile and difficult to predict. If the Company fails to meet the expectations of public market analysts and investors, the market price of our common stock may decline significantly,” page 5

12.   Since you are a new company with a limited operating history and modest assets and revenues, it is unlikely that any public market analysts will follow your company in the foreseeable future. Therefore, this aspect of the risk factor does not appear to be a material risk to you. You should revise both the header and the body of this risk factor to only describe the material risks to you and your business, including, among other things, removing the references to public market or securities analysts.

RESPONSE: Removed the references to public market or securities analysts.

“The Insurance industry is highly competitive and is characterized by low gross profit margins and fixed costs . . . ,” page 6

13.   Please revise this risk factor to indicate who your principal competitors have been to date and who you anticipate them being for the foreseeable future. Please include the same information in the Description of Business Section.

RESPONSE: We feel that our current and anticipated principal competitors are the following: Amerilife, BayPlanning, EPIC, Consolidated Underwriter, ABL marketers, National Agents Alliance, Insurance Wholesalers and Life & Annuity Masters.

“Regulatory changes could have significant material adverse effects on the Company,” page 6

14.   Please expand this risk factor to describe, in summary form, the regulatory environment you currently operate under and provide examples of changes to this environment that you believe could create a material adverse effect.

RESPONSE: We are regulated under the state insurance department to be in full compliance with all laws and regulations. Should the insurance department change their acceptance of a particular carrier in one of our states in which our agents operate it could limit their production. However, they would be able to work in another state that was available as long as they obtained the necessary nonresident license. We current have active Life, Accident, and Health insurance licenses.

“Our Quarterly results are significantly affected by many factors, and our results of operations for any one quarter are not necessarily indicative of our annual results of operations. .,” page 6

15.   Please note that Item 503(c) of Regulation S-K requires that a risk factor completely describing the material risk involved follow each header. Please expand your disclosure to describe the material risk below the header. In addition, please distinguish this risk from the first two risk factors you have included in the Risk Factor section.

RESPONSE: The Company did not start realizing true revenue generating until the last month of our first fiscal year. The material risk is in the cyclical housing market itself as more houses are typically sold from April to October time frame, thus resulting in a greater need for mortgage protection insurance during that time period.

“We may raise additional capital through a securities offering that could dilute your ownership interest and voting rights,” page 6

16.   On page 4, you disclose that you “plan to raise the capital necessary to fund [your] business through the sale of equity securities.” If true, revise this risk factor to clarify that you plan to raise capital in this manner.

RESPONSE: The company intends to raise additional capital to fund the growth of our business. We plan raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the holder of our common stock. The issuance of additional common stock or securities convertible into common stock will also have the effect of diluting the proportionate equity interest and voting power of our shareholder of our common stock.

17.   Please note in the risk factor that you already have authorized two series of convertible preferred stock. Please briefly describe the terms of your Series A Preferred and Series B Preferred shares of stock, including the conversion rate and the voting, dividend and liquidation rights.

RESPONSE: The Company has authorized and may issue up to 150,000,000 shares of preferred stock and as a result your ownership interest may be diluted, which means your percentage of ownership in the company decreasing.

“Control of Company by Existing Security Holder,” page 6

18.   The material risk you are attempting to convey is somewhat unclear. Please expand both the header and body of this risk factor to state the combined percentage of your outstanding common shares owned by your Chief Executive Officer and your Chief Operating Officer and note that your investors will have no ability to influence corporate actions.

RESPONSE: To date the company’s Chief Operating Officer each own 32,500,000 common shares of the company and investors will have no ability to influence corporate actions.

Selling Security Holders, page 9

19.   Your disclosure indicates that the table provided sets forth the names of the selling shareholders, the number of shares owned the number of shares registered by this prospectus and the number and percent of outstanding shares that the selling shareholders will own after the sale of registered shares, assuming all the shares are sold. However, the table provided does not provide all of this information. Please revise accordingly. In addition, please update the information provided in the table.

RESPONSE: Table column amended as follows:

		Common Shares Owned by the Selling Security	Number of Shares	Percent of Total Issued and Outstanding Held After the Offering

John	Allen	6,667	6,667	0.00009
Joseph	Allen	100,000	100,000	0.00133

20.   You disclose in your fee table, cover page, on pages 4 and 5 and in your legal opinion that you are offering 8,333,333 shares of common shares, in your selling security holder table you disclose that your security holders are offering 9,443,024 shares of common stock and on page 10 you disclose that you are offering 5,000,000 shares of common stock. Please amend your registration statement to consistently reflect the total number of shares included in your offering throughout the registration statement, including the fee table and in your legal opinion.

RESPONSE: 10,387,282 shares of common stock, par value $0.001

The prospectus’ relate to the resale by certain selling security holders of Unique Underwriters, Inc. of up to 10,387,282 shares of our common stock in connection with the resale of up 10,387,282 shares of common stock issued and outstanding; and upon the effectiveness of this prospectus, the selling security holders will sell at a price per share of $0.15 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Each of the selling stockholders may be deemed to be an "underwriter"; as such term is defined in the Securities Act of 1933. The selling stockholders may sell the shares from time to time at the prevailing market price or in negotiated transactions.

21.   With respect to the note you have inserted at the bottom of this table, please indicate via an asterisk which of the selling security holders are the vendors and professional service providers you are referring to.

RESPONSE: Completed

Description of Securities to be Registered, page 12

22.   Please describe in this section the specific material terms of both the oral agreements that you entered into with vendors and professional service providers and the investment agreements you entered into what you refer to at the top of page 5. You should fully explain the consideration offered and accepted in each of these agreements.

RESPONSE: Note: The Company has issued an additional 1,401,817 shares per “Oral Agreements” with vendors and professional service providers – Also included in the table above designated by (*).

Description of Oral Agreements:

*Christine Butcher as Chief Marketing Officer directs the company's overall marketing strategic planning programs, and corporate communications. Facilitates client development through marketing and client services programs. Agreed to services for 426,667 common shares.

*Robert Wallace as Senior Vice President is responsible for the development of business strategies, policies, and marketing programs for mortgage and final expense insurance divisions. Agreed to services for 150,000 common shares.

*Michelle Wallace as Vice President of Training is responsible for the development of training strategies, policies, and marketing programs for mortgage and final expense insurance divisions. Agreed to services for 150,000 common shares.

*David Raper, consulted the company on the state of the insurance availability, development and acceptability of products in the US and abroad. Agreed to services for 200,000 common shares.

*Marcia McGown as Lead Manager is responsible for all aspects of our lead system including ordering and organizing data to prepare it to be sent to our mail house for generating our lead letters to be mailed out to potential clients and once the letters are returned being responsible for entering and distributing the leads to our agents. Also responsible for lead management and evaluating and assessing the best sources and place of the leads and determine where we get the most productivity from our agents in regards to the leads.

*Tonya Copeland as Director of Operations, my duties include but are not limited to the administrative duties and responsibilities for the office operations. I oversee the processes, transactions, licensing, training, lead management, and carrier coordinator for commissions, licensing, contracting, new business, debt management, and agent management to name a few. Along with these duties I am also the executive assistant for each of our five executives which includes booking travel, setting up meetings, agent correspondence, and time management tracking. As the executive assistant to both Mr. Wolfe and Mr. Simpson I am also responsible for assisting, reviewing, and completing the necessary documents for all SEC documents, including but not limited to, the S-1, the PCAOB audit, 15c211 to FINRA, DTC and TA application and all supporting documentation. Agreed to services for 25,000 common shares.

*Fred and Frances Potter, assisted with the initial set up of the corporation. Agreed to services for 150,150 common shares.

*Steven Dryzer as General Counsel for the Company, his duties include preparation, analysis and review of all legal documentation, including employment agreements, corporate and business agreements, shareholder agreements, Agency Agreements, leases and facilities agreements, web site development agreements, and all SEC documents, including but not limited to, the S-1, the PCAOB audit, 15c211 to FINRA, DTC and TA applications and all supporting documentation. Advise regarding all litigation and non-litigation matters involving the Company, including both internal and external issues, employee relations and SEC matters. Agreed to services for 100,000 common shares.

23.   You disclose here and on pages 25, 31, and 39 that your “authorized capital stock consists of 1,000,000,000 shares of common stock.” However on pages 23 and 25 and in your Articles of Amendment to your Articles of Incorporation filed as Exhibit 3.2 you disclose that you have 100,000,000 authorized shares of common stock. Please revise to remove the inconsistency.

RESPONSE: Corrected to 1,000,000,000

24.   Please clarify where the number of authorized shares of Series A Preferred and Series B Preferred is stated in your charter documents as it does not appear to be specified in the Articles of Amendment to your Articles of Incorporation filed as Exhibit 3.2.

RESPONSE: Series A Preferred Stock

We are authorized to issue 100,000,000 shares of Series A preferred stock, of which zero shares are issued and outstanding. The holders of our Series A Preferred Stock:

Series B Preferred Stock

We are authorized to issue 50,000,000 shares of Series B preferred stock, of which zero shares are issued and outstanding. The Series B Preferred Stock is planned to be issued for future acquisitions and a future employee stock option program. There are currently no specific plans to issue any shares of Series B Preferred Stock in the immediate or near future. The holders of our Series B Preferred Stock:

Interest of Names Experts and Counsel, page 13

25.   In this section you refer to your consolidated financial statements as of and for the year ended December 31, 2010. However, based on the financial statements included in this registration statement, it appears that you have a fiscal year end as of June 30. Please revise to remove the inconsistency.

RESPONSE: Corrected to June 30

Description of Business

Business Development, page 13

26.   You state that, while you were a development-stage company, you secured agreements and contracts from various insurance underwriters to market and sell their insurance products. Also on age 13, you disclose that you will generate your own products in-house and that you are generating your own products in-house. Please revise to remove all inconsistencies. In addition, if you are not currently generating your own products, when you expect to do so, and explain precisely how your business model operates, including, if applicable, the percent of your business that is derived from in-house products and from third party products.

RESPONSE: Removed comments of generating our own in house products

27.   Please note that, to the extent that you have entered into contracts with insurance underwriters to sell their products, you should describe the considerations, obligations, term, and termination provisions of those agreements you consider to be material in this disclosure and file each such agreement as an exhibit to your registration statement.

RESPONSE: The Company has agency agreements in place with insurance carriers whereas compensation is paid for acceptable insurance policies submitted within the state in which we are appointed and approved to conduct business. Our compensation structure differs depending on our commission level versus the direct agents' commissions’ level, the product structure and any subagents. Our spread averages 50% override from the business our agents write. Our agreements will remain active as long as we are conducting good business practices and are actively submitting applications. The agreements remain in full force and effect until terminated upon thirty (30) days prior written notice given by either party to the other. The company is providing and attaching hereto example agreement, the essence of which is used in all such agency agreements in place with insurance carriers. The company currently has 27 such agreements with the insurance carriers that are currently in effect as of the date of filing. General Counsel for the company has represented to the undersigned that these agreements are “fairly universal in nature”. See Exhibit 10.

28.   You state here that you commenced selling in June 2010 but in your prospectus summary you state that you began generating revenue in December 2009. Please reconcile this discrepancy and clarify exactly when and how you initiated sales and began to produce revenue.

RESPONSE: The Company did not start realizing true revenue generating until the last month of our first fiscal year. The material risk is in the cyclical housing market itself as more houses are typically sold from April to October time frame, thus resulting in a greater need for mortgage protection insurance during that time period.

29.   Your disclosure indicates a fiscal year end of July 31. However, your audited financial statements included in this registration statement are for the fiscal year ended June 30, 2010. Please clarify this discrepancy.

RESPONSE: On July 28, 2009, Mr. Samuel Wolfe, CEO, President and Director and Mr. Ralph Simpson, COO, Chairman, Founder and Director incorporated the company in The State of Texas and established a fiscal year end of June 30. The objective of this corporation is to market and sell insurance policies, focusing primarily on mortgage protection policies, final expense, annuities and all aspects of life insurance sales.

For the first 10 months, the company was a development stage company securing the agreements and contracts from various insurance underwriters to market and sell their insurance products.

Amended - In June 2010, the company commenced with selling

Executive Summary, page 13

30.   Your disclosure in this section of your registration statement strongly resembles sales and employee recruitment literature. This disclosure does not fulfill the requirements of Item 101(h) of Regulation S-K and does not appear to be appropriate for this disclosure item or your registration statement in general. You should revise this entire discussion to explain to your potential investors the nature of your business, including, but not limited to, your principal products and services, the markets you service and hope to service in the foreseeable future, your competitive business position, your major customers (to the extent that you believe one or more of them to fit this description), the effects of governmental regulation on your operations and your number of employees. We refer you to Item 101(h) of Regulation S-K.

RESPONSE: Unique Underwriters primarily markets and services the mortgage protection insurance, final expense, annuities and all aspects of life insurance sales agencies encompassing both client and agents.

Our Products include:

84% Term and 7% UL/Whole Mortgage life insurance is a form of life insurance that will cover the cost of the mortgage in the event of policy holder’s death, so that his/her family doesn't have to worry about paying it off without the aid of primary income. Life insurance can be used for a variety of purposes, such as: providing for your spouse and children, paying off your mortgage and other debts, transferring wealth or business interests, accumulating cash on a tax advantaged basis, achieving estate tax liquidity, saving money for college expenses or retirement or other life events. Disability Insurance pays the insured a monthly benefit if he/she becomes disabled, as a result of an accident or disease, and cannot perform the duties of their own job.

7% Final expense insurance is an insurance policy used to pay for funeral services and a burial when the named insured dies. Such a policy helps ease the financial burden placed on a family when a loved one dies. It is no different than a traditional life insurance policy with a small monetary value. Final expense insurance allows the named insured to feel safe knowing that funeral-related expenses are covered regardless of the status of their estate at the time of death.

2% Annuities provide tax-deferred growth, liquidity, and income options, plus a death benefit that may bypass the costs and delays of probate. An annuity could be right for you if: a) prefer to delay your taxes to a later date; b) are already contributing all you can to your IRA or qualified plan; c) are comfortable that you won't need extra money immediately; d) prefer a minimum guaranteed interest rate. We have an array of products that include fixed indexed annuities that are based on the performance of an Index, which provides you with all the upside potential and none of the downside risk of the market.

31.   As you revise this disclosure, please note that adjectives and other descriptions such as “fastest-growing,” “best,” “first in the industry,” “proven,” etc. are generally not appropriate for a registration statement unless you can support such statements with an independent factual or statistical basis. Otherwise, to the extent such statement is consistent with your disclosures throughout the registration statement; you should ensure that you qualify each such assertion as one of opinion, and not fact.

RESPONSE: Revised 1. Executive Summary

Unique Underwriters, Inc. is a national Independent Marketing Organization that focuses exclusively on mortgage protection insurance, final expense, annuities and all aspects of life insurance sales and insurance sales leads for our agents. Unique Underwriters specializes in direct-mail lead programs, pre-set appointments, and agency-building opportunities. Unique Underwriters will feature an in-house, full-service print shop dedicated to generating mortgage protection insurance, final expense, annuities and all aspects of life insurance sales leads, and the Company's leads will be provided to the Company's agents. The Company's legal structure was formed as a corporation under the laws of the State of Texas on July 28, 2009, under the name Unique Underwriters, Inc. Its principal offices are presently located at 5650 Colleyville Blvd., Colleyville, Texas 76034. The Company's website is: WWW.UNIQUEUNDERWRITERS.COM The Company's telephone number is 817-281-3200. The CEO of the Company is Mr. Samuel Wolfe

Note 1 Summary of Significant Accounting Policies

Business Activity, page 20

32.   Please indicate here, and elsewhere in your filing as requested, the actual business activities of the company as “insurance sales and marketing company specializing in mortgage protection” is vague.

RESPONSE: Unique Underwriters, Inc. offers the following forms of insurance sales:

Mortgage life insurance is a form of life insurance that will cover the cost of the mortgage in the event of policy holder’s death, so that his/her family doesn't have to worry about paying it off without the aid of primary income. Life insurance can be used for a variety of purposes, such as: providing for your spouse and children, paying off your mortgage and other debts, transferring wealth or business interests, accumulating cash on a tax advantaged basis, achieving estate tax liquidity, saving money for college expenses or retirement or other life events. Disability Insurance pays the insured a monthly benefit if he/she becomes disabled, as a result of an accident or disease, and cannot perform the duties of their own job.

Final expense insurance is an insurance policy used to pay for funeral services and a burial when the named insured dies. Such a policy helps ease the financial burden placed on a family when a loved one dies. It is no different than a traditional life insurance policy with a small monetary value. Final expense insurance allows the named insured to feel safe knowing that funeral-related expenses are covered regardless of the status of their estate at the time of death.

Annuities provide tax-deferred growth, liquidity, and income options, plus a death benefit that may bypass the costs and delays of probate. An annuity could be right for you if: a) prefer to delay your taxes to a later date; b) are already contributing all you can to your IRA or qualified plan; c) are comfortable that you won't need extra money immediately; d) prefer a minimum guaranteed interest rate. We have an array of products that include fixed indexed annuities that are based on the performance of an Index, which provides you with all the upside potential and none of the downside risk of the market.

Revenue Recognition, page 20

33.   You indicate that you are an insurance sales and marketing company. Please present product and services revenues (and cost of revenues) separately on the face of the statement of operations. Also include your revenue recognition policy for each product and service provided. Please clarify what event or circumstance triggers this revenue to be recognized, if the amount is estimated or if a lag in recognition occurs. Related to product sales, clarify in the disclosure when title and risks pass to the customer.

RESPONSE: the cost of sales of $85,299 (sum of A) includes:

Marketing/Leads Generation

ARM 78,257.30

DataMasters 4,639.05

Promotional Materials 451.12

Marketing/Leads Generation - Other 709.66

Total Marketing/Leads Generation 84,057.13 A

and

Cost of Goods Sold – paid to Equita Mortgage Group

Leads Purchased Cost 1,242.00 A

The company generates its sales based on the marketing leads costs, thus, these costs are included in cost of goods sold below sales. Agent expenses could go either way – either record as a selling, general and administrative expense or as a cost of goods sold, so if the company would like to reclassify such, they would be ok. However, the company recorded as a selling, general and administrative expense implying that it was no related to the cost of generating sales. Contract labor expenses were not directly related to the generation of sales, rather were involved in the selling, general and administrative expenses of the business.

34.   On page 14 you present a list of carriers for whom you have contractual arrangements. Please describe the terms of your arrangements and more specifically how you recognize revenue for them as when services are rendered is vague. Consider describing the significant terms of each material agreement and how the terms correlate to the revenue recognition policy.

RESPONSE: We feel that our current and anticipated principal competitors are the following: Amerilife, BayPlanning, EPIC, Consolidated Underwriter, ABL marketers, National Agents Alliance, Insurance Wholesalers and Life & Annuity Masters.

To succeed in this competitive market Unique Underwriters is dedicated to the prosperity of our agents. Our service called “Leads Station” is our competitive difference.

Unique Underwriters is your source for creating enormous opportunities from our leads. With these resources, agents will have a successful and rewarding career.

With all the tools available from Unique Underwriters, and the resources at the Leads Station, agents will reach your financial goals quickly.

The Company has agency agreements in place with insurance carriers whereas compensation is paid for acceptable insurance policies submitted within the state in which we are appointed and approved to conduct business. Our compensation structure differs depending on our commission level versus the direct agents' commissions’ level, the product structure and any subagents. Our spread averages 50% override from the business our agents write. Our agreements will remain active as long as we are conducting good business practices and are actively submitting applications. The agreements remain in full force and effect until terminated upon thirty (30) days prior written notice given by either party to the other. The company is providing and attaching hereto example agreement, the essence of which is used in all such agency agreements in place with insurance carriers. The company currently has 27 such agreements with the insurance carriers that are currently in effect as of the date of filing. General Counsel for the company has represented to the undersigned that these agreements are “fairly universal in nature”. See Exhibit 10.

35.   You disclose that you recognize revenue when”…earned less estimated future doubtful accounts.” Explain why it is appropriate for this estimate to directly reduce revenue rather than being provided in a separate account such Bad Debt Expense.

RESPONSE: delete reference to the words “less estimate future doubtful accounts

36.   Please disclose your accounting policy for your cost of sales. Disclose what these costs entail. Explain to us why agent expenses and contract labor expenses are not included in your cost of sales.

RESPONSE: “The Company policy is to recognize cost of sales in the same manner in conjunction with revenue recognition, when the costs are incurred. Cost of sales includes the costs directly attributable to revenue recognition and include marketing and leads generation costs and leads purchased costs. Selling, general and administrative expenses are charged to expense as incurred.”

Note 3 Capital Stock, page 31

37.   You disclose that the fair value of the shares was determined using the fair value of the Company’s common stock on the issue date which approximated the fair value of the services received. However, your disclosure on page 29 under Stock-Based Compensation states that the compensation expense is based on the fair value of services rendered. Please revise your disclosures for consistency.

RESPONSE: During the period from inception (July 28, 2009) through June 30, 2010, the Company subscribed to 4,900,000 common shares in exchange for $71,500 in cash collections during the period from inception (July 28, 2009) through June 30, 2010 and $28,500 was received subsequent thereto from the sale thereof pursuant to a private placement to accredited investors made under Regulation 504.

Included in the accompanying balance sheet at June 30, 2010 is $28,500 in stock subscriptions receivable that were received after year end.

Note 6 Supplemental Cash Flow Information, page 31

38.   Please remove the dashes and replace with zero ($0) or consider removing this disclosure if not applicable to your financial statements.

RESPONSE: Dashes removed and replaces with “Zero”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

39.   Please revise to discuss any material changes in your results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provide and the corresponding year-to-date period of the preceding fiscal year. See Item 303(b) of Regulation S-K.

RESPONSE: THERE IS NO PRIOR COMPARABLE PERIOD TO COMPARE AGAINST FOR PURPOSES OF THIS SECTION SINCE THERE WAS NO REVENUE ACTIVITY UNTIL MAY OF 2010.

40.   To the extent material, please revise to disclose changes in revenues, costs of sales and expenses from various different products and/or changes in business sales from in-house products and third party products.

RESPONSE: THERE IS NO PRIOR COMPARABLE PERIOD TO COMPARE AGAINST FOR PURPOSES OF THIS SECTION SINCE THERE WAS NO COST OF SALES ACTIVITY UNTIL MAY OF 2010.

41.   In your disclosure of your expenses, please revise to separately quantify the expenses attributable to agent expenses, consulting fees, contract labor, rent and other administrative expenses. Please also clarify what is included in other administrative expenses.

RESPONSE: THERE IS NO PRIOR COMPARABLE PERIOD TO COMPARE AGAINST FOR PURPOSES OF THIS SECTION SINCE THERE WAS NO EXPENSE ACTIVITY UNTIL MAY OF 2010.

Liquidity and Capital Resources, page 34

42.   Please disclose the amount of cash on hand as of a recent date.

RESPONSE: As of June 30, 2010, we had cash of $23,174 on hand.

Cash on hand as of March 31, 2011, the most readily available recent date, is $126,435.

43.   The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. For example, you identify derivative liabilities and stock based compensation as your critical accounting policies. If you believe these are your critical policies, please expand the disclosure for these policies to explain how these policies require significant estimates and to quantify the effect on the financial statements of changes in estimates were not material. If material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date of original estimate was made.

RESPONSE: “This policy requires significant estimates which are required to be made quarterly and could be material. The estimates can be significant due to judgment in measuring the fair value of our stock price and comparing it to the related fair value of the services performed. Changes in such estimates for all periods presented herein were not material to the financial statements taken as a whole.”

Management

Bios, page 36

44.   Please identify the independent marketing organization founded by your Chief Executive Officer in 2003 and clarify whether or not he is still employed at or consulting with this company. We refer you to Item 401 (e) of Regulation S-K.

RESPONSE: In 2003, Mr. Wolfe co-founded another mortgage protection insurance company, Equita Mortgage Group (EMG), .an Independent Marketing Organization (IMO), Independent Marketing Organization focusing on mortgage protection insurance. Generating exclusive, top-quality mortgage protection insurance leads for our agents nation-wide specializing in the mortgage protection market, where he led the design and implementation of all sales and marketing strategies. With Mr. Wolfe at the helm, as President, their in-house mail center distributed one million pieces per month. Mr. Wolfe grew the organization to one of the top three IMO’s in the United States. His organization produced over $120 million in premiums from 2004 – 2010 and over $40 million in revenue. Mr. Wolfe is no longer employed or associated with any outside business. He now dedicates 100% of his work to Unique Underwriters, Inn.

45.   It appears that both of your named executive officers may have other current employments. If this is so, please do the following:

•        Please disclose the number of hours per week which each officer will dedicate to your business. If this number is less than full-time employment, please consider adding a risk factor to disclose all the relevant risks to your business;

And

•        Please disclose whether each officer’s other current employment is a competitor or potential competitor of the company. If so, please add a risk factor that discloses all the relevant risks to your business.

RESPONSE: Mr. Wolfe is no longer employed or associated with any outside business. He now dedicates 100% of his work to Unique Underwriters, Inc.

In 2005, Mr. Simpson also founded Simpson Sales Academy, which is now recognized as one of the nations’ leading, premier insurance pre-licensing schools, where he continues to serve as CEO. Simpson Sales Academy does not conflict with nor compete with Unique Underwriters, Inc.

In June 2010, Mr. Simpson co-founded Unique Underwriters, Inc. (UUI), a premier marketing company, with a focus on capturing an even larger market share of the mortgage protection industry. Mr. Simpson serves as COO of UUI, with management responsibility for all aspects of UUI.

Mr. Simpson is a full-time employee with Unique Underwriters, Inc.

Security Ownership of Certain Beneficial Owners and Management, page 38

46.   You state that the percentages of common stock beneficially owned are based upon the number of issued and outstanding shares of common stock but 32,500,000 shares represents a great percentage of 74,694,846 shares than 32.50%. Please revise this table with the correct calculation.

RESPONSE: Samuel Wolf 32,500,000 = 43.11%

Ralph Simpson 32,500,000 = 43.11%

Recent Sales of Unregistered Securities, page 39

47.   You have not provided any information concerning sales of unregistered securities in the most recent fiscal year. Please explain in detail in this section when you issued the shares of common stock you are registering in this offering and any other registered securities issued in the most recent fiscal year. Specifically, you should state how many shares of common stock you issued and the date of each issuance as well as the exemption from registration you relied upon at each issuance. For those persons who you determined to be accredited investors, please explain how you made these determinations.

RESPONSE: During the current year, the company has sold the following securities which were not registered under the Securities Act of 1933, as amended:

5,000,000 common shares through Regulation D 506 offering dated June 1st, 2010

3,985,465 common shares through Regulation D 506 offering dated August 19th, 2010

Accredited Investors were identified by completing the company’s “Accredited Investor” Questionnaire (Exhibit 5.2

Exhibits and Financial Statement Schedules, page 39

48.   Please revise your exhibit index to correctly reflect the exhibit numbers provided in Item 601 of Regulation S-K. For example, your legal opinion should be listed and filed as Exhibit 5.1, your consents of experts and counsel should be listed and filed as an Exhibit 23 and all material agreements should be listed and filed as an Exhibit 10.

RESPONSE: Exhibit #s corrected to match corresponding documents

49.   Please provide an updated consent of your independent registered public accounting firm in your next amendment.

RESPONSE: Updated consent of independent registered public accounting firm

Signatures, page 40

50.   Please amend your registration to indicate which of your names executives officers is currently serving as your principal financial officer and which is serving as your principal accounting officer or controller.

RESPONSE: Ralph Simpson named as CFO and Controller

Response: The Registrants note the Staff’s comment.

Very truly yours,

/s/ Donald Mitchell Brown Esq.

McMullen Associates LLC

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC

Sam Wolfe, Unique Underwriters, Inc.